SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)

Qualstar Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
74758R208
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74758R208	13D/A6	Page 2 of 6

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
272,232[1]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
272,232[1]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
272,232[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%

14	TYPE OF REPORTING PERSON*
OO

1 On June 14, 2016, the Company effected a one-for-six reverse stock split. As a result, the number of shares beneficially owned by the Reporting Person at such time were reduced accordingly.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A6

This constitutes Amendment No. 6 to the statement on Schedule 13D (the “Amendment No. 6”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed September 27, 2012 (as amended from time to time, the “Statement”), relating to the common stock (the “Common Stock”) of Qualstar Corporation (the “Company”). The Company’s principal executive offices are located at 130 West Cochran Street, Unit C, Simi Valley, CA 93065. This Amendment No. 6 is being filed to report that, since the filing of Amendment No. 5 to the Statement (“Amendment No. 5), a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-3 (“Trust A-3”) and Trust A-4 (“Trust A-4”) and, collectively with Trust A-3, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $11,444.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $1,223,499.00.

Mr. Miller is the managing member of Milfam LLC. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the shares of Common Stock purchased by Milfam LLC was approximately $50,503.00

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,234,687.00.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was approximately $33,936.00.

Mr. Miller is the manager of Milfam III LLC (“Milfam III”), a Delaware limited liability company established pursuant to that certain Limited Liability Company Agreement for Milfam III, dated October 10, 2012. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for Milfam III were purchased with funds generated and held by Milfam III. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of Milfam III was approximately $74,567.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 272,232 shares of Common Stock, which is equal to approximately 13.3% of the outstanding shares, based on approximately 2,042,1862 shares of Common Stock outstanding, as reported in the Company’s Form 8-K filed on June 17, 2016. As of the date hereof, 1,049 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 158,516 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 94,018 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 6,983 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam III, 8,333 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam LLC, and 3,333 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by LIMFAM LLC.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-3, Trust A-4, Milfam II, Milfam III, Milfam LLC and LIMFAM LLC.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
July 14, 2016	1,005	$5.00
July 15, 2016	23,983	$5.052*
July 19, 2016	1,300	$5.25

*The price is a weighted average price. The prices actually paid ranged from $5.00 to $5.25 per share.

2 On June 14, 2016, the Company effected a one-for-six reverse stock split. As a result, the number of outstanding shares were reduced accordingly.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2016

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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